7/29

08005243

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NZ Windfarms Limited

*CURRENT ADDRESS Level 5, 315 Manchester Street
P.O. Box 13 321 Christchurch
New Zealand

**FORMER NAME

PROCESSED
OCT 0 9 2008 SH
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 35232

FISCAL YEAR 6/30/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT : 10/7/08


RECEIVED

NZ Windfarms Ltd
POWERED BY NATURE

Contents

Chairman's Review

On behalf of the Directors it is my pleasure to report on what has been another very successful year for our Company. The positive news has covered all aspects of the business with the highlights being:

- the confirmation of the Te Rere Hau Joint Venture with our partners NPBB Pty Limited (NP Power and Babcock and Brown Windpower)
- the official opening of Stage One of Te Rere Hau wind farm in September 2006 by the Prime Minister
- ... and most recently the success of securing $75 million in our second capital raising where we welcomed Vector Limited as a 19.99 percent cornerstone shareholder.

NZ Windfarms' vision is about 'delivering solutions to climate change' by being a long-term owner, operator and developer of renewable electricity generation. In building a portfolio of geographically diverse renewable generation assets, we can grow a profitable business ideally positioned in a world that is both energy hungry and increasingly affected by emissions of greenhouse gases. In achieving our business goals we will be slowing the growth of carbon emissions.

The Company is committed to building smaller scale wind farms that, where possible, make use of existing capacity within local lines and roading networks. Such developments provide economic benefits to local communities, and assist the efficiency of electricity generation and distribution by providing electricity generation close to where it is needed.

Our first farm, Te Rere Hau (near Palmerston North), is an example of this. By using local inputs including the New Zealand made Windflow 500 turbine we have ensured that more than 90 percent of the project's spend will be with New Zealand organisations, a commitment that is providing a significant boost to the fledgling New Zealand wind industry.

The year ended 30 June 2007 saw a quantum shift in the size and scale of our Company. As much of the year's effort went into raising the funds necessary to grow the business, it is pleasing to report our successes in this regard.

At the start of our year NZ Windfarms was listed on the NZAX with assets of just under $6 million and a prior-year operational loss of $398,000. Twelve months on we have transferred our listing to the NZSX, grown the company's asset base to over $80 million, and recorded an operational surplus of $352,000, although this is due mainly to a one-off gain on the transfer of assets into the Te Rere Hau Joint Venture.

The asset growth has come mainly from equity raising, firstly with the 86 percent conversion of options from our Initial Public Offering to shares, and then secondly from our over subscribed Subsequent Public Offering. On the downside the low electricity spot price over summer, combined with a constraint in line capacity, resulted in lower than expected revenue for the period of $72,000. The electrical constraint will be removed as part of this summer's build programme.

The official opening of our wind farm at Te Rere Hau was a wonderful success, with more than 200 in attendance. We were delighted to have the Prime Minister, the Rt. Hon. Helen Clark; Minister of Energy, the Hon. David Parker; Minister of Research, Science and Technology and MP for Palmerston North, the Hon. Steve Maharey; Green Party Co-leader and Spokesperson for Energy, Climate Change and Conservation, Jeanette Fitzsimons; and local Mayors Heather Tanguay and Ian McKelvie as our guests. Also joining us for the day were many other local dignitaries, VIPs, shareholders, contractors, staff, supporters and media. With the wind blowing at a healthy rate of 40-plus knots, the Prime Minister unveiled a plaque and flicked a switch to set the first five turbines generating.

In December 2006 we were pleased to announce the completion of the Te Rere Hau Joint Venture with NP Power and Babcock & Brown WindPower, who now combine as a 50/50 partner in the Te Rere Hau wind farm with NZ Windfarms. We are delighted to have partners who bring such a depth of experience in the wind industry. The Joint Venture has subsequently confirmed two further orders totalling 28 turbines, and built the access roads for this next stage of development.

As part of the 2007 capital raising, we were pleased to welcome Vector as a 19.99% cornerstone shareholder of NZ Windfarms. Vector is New Zealand's largest lines company, but has many other initiatives including trials of domestic sized wind turbines. We are looking forward to the contribution they will make to the continued growth of our Company.

Finally, I would like to acknowledge the contribution the directors, staff and advisers of the Company have made over the past year. The rapid growth of the Company has required considerable extra time and effort, well above what would normally be expected. This has been given willingly and we would not have achieved the progress we have without the goodwill and dedication of all involved.

Derek Walker
Chairman

Chief Executive Officer's Review

As a long-term owner, operator and developer of renewable generation assets, NZ Windfarms is committed to progressing development opportunities that are typically geographically dispersed, smaller in scale, and supply electricity close to local consumer demand. This practice of 'smaller and smarter wind farming' will utilise existing roading and electrical infrastructure whenever possible, thus causing less environmental disturbance from earthworks, machinery transportation and visual impact.

The Te Rere Hau wind farm shows what this style of wind farm development looks like. It has demonstrated that by working with nature we can still power our homes and industries without leaving the bill of environmental degradation for our children and grandchildren to pay. The challenge for NZ Windfarms now is to duplicate the success of Te Rere Hau in other locations throughout New Zealand.

We now have over nine months, or almost four turbine years, of operational history from Te Rere Hau. The performance of the five Stage 1 turbines has met expectations with only two small technical issues arising – a blade with a manufacturing fault which took on water and consequently became heavy and unbalanced and the gearbox annulus joint which has been strengthened. Both issues were minor in nature and have been fixed under warranty. The mechanical nature of wind turbines, coupled with the extreme conditions in which they are located, means operational issues (such as those we have experienced) are part of the daily life of a wind farm. It is worth noting our expectation is that once the 97-turbine Te Rere Hau farm is complete at least one turbine will be down for routine maintenance on any given day.

Since commencing operation in September 2006 the turbines have spent 86 percent of the time generating power (although not always at full output). The constraint on our electrical output from the farm via the existing temporary connection continues to limit total generation – a situation that will be remedied early next year with the construction by PowerCo Transmission Services of the full permanent connection across to TrustPower's new substation which connects directly to the national grid.

The installed turbines achieved availability of 93 percent to 30 June 2007. Although slightly below the warranted level of 95 percent, we consider this satisfactory given the small number of turbines installed and the fact that this is the first deployment of these turbines in a high wind environment well known for testing turbine performance.

Following careful evaluation of the performance of the Stage 1 turbines, the Joint Venture Management Committee has placed two further orders, each of 14 turbines. We expect to see the first of these 28 machines on site early in 2008. In the meantime work has been completed on roads that provide access to each of the 28 Stage 2 turbine locations. The roads allow easy access for the heavy equipment needed to construct the foundations and the underground electrical reticulation, which will occur over the summer period.

Testing and design work on a new foundation design is almost complete. The innovative design is expected to result in a 40 percent reduction in the concrete needed for each foundation as well as reducing earth works per turbine by two-thirds. In addition, it will make the process of tower erection less weather dependent. In short, the new foundations will be smaller, smarter and more cost effective than the foundation design used for Stage 1. We expect to have completed the selection process and engaged the foundation contractor before the end of 2007.

The planned work programme for Te Rere Hau this coming summer is extensive. We are currently completing the design of the remaining access roads and it is intended to complete all the major access roads within the farm over the 2007/2008 summer period. We will also be lodging a resource consent application for a small extension to Te Rere Hau wind farm, primarily on land located on the eastern side of the ridge in the Tararua District, before the end of 2007.

In our Prospectus we identified a provisional sum of $630,000 for the adjudication claim made by our Stage 1 civil contractor for additional costs they claimed to have incurred – Concrete Structures Ltd. This matter has now been resolved.

The increased scale of our business has also seen a necessary increase in staff numbers with the appointments of a Consents Manager and more recently a Chief Financial Officer, Garry Forward, who will be joining us in September 2007. Garry is a very experienced Chief Financial Officer and Company Secretary. The increase in staff numbers made it necessary to move into our own office space, having previously shared space in the Windflow Technology office.

As stated earlier, the challenge for NZ Windfarms now is to duplicate the success of Te Rere Hau in other locations throughout New Zealand. During the year the Company took a 16 percent stake in Windpower Maungatua Ltd, which holds the development rights to a wind farm site in Otago with the potential for approximately 20 megawatts of generation capacity. Feasibility studies are almost complete on this site.

We also have a number of other sites in various stages of evaluation. The Company is expecting to be in a position to decide the order of development of these next wind farms shortly and move into resource consent processes. Given the huge upswing in interest in wind farming throughout the country since we consented the Te Rere Hau farm in 2005, it will be interesting to see how our strategy of smaller scale developments fares in the Resource Management Act process, compared with the high level of objection other companies have received for larger scale developments.

Chris Freear
Chief Executive

Wind Energy Industry Overview

For the Year Ended 30 June 2007

The business case for wind farming in New Zealand - and throughout the world - continues to strengthen. The global market for wind energy is expanding faster than that for any other source of renewable energy[1]. The amount of wind energy generation installed globally has increased twelve-fold since 1996, from just 6,100 megawatts (MW) to more than 74,000 MW at the end of 2006[2]. Alongside the rapid growth in capacity, the distribution of wind energy generation has spread from its traditional base in Germany, Spain, Denmark and California, to Asia, the rest of North America and Europe, Australia and New Zealand.

As climate change and security of energy supply issues sharpen the focus of the global political agenda, wind energy is becoming a mainstream energy source in many countries around the world. The proportion of electricity generated from wind is challenging more conventional fuels in several countries. In Denmark, wind energy contributes 20 percent of its electricity supply. In Spain, the world's second largest wind energy generator, wind energy contributes 8 percent of the electricity supply and is expected to reach 15 percent by 2010[3]. Is it not time for the windiest country in the world to step up and achieve at least comparable levels? NZ Windfarms believes so.

In New Zealand, as in the rest of the world, demand for energy – and in particular for electricity – continues to rise.

The Ministry for Economic Development (MED) expects New Zealand's electricity supply to grow significantly over the period to 2030 - by 40 percent, according to its base case forecasts, or by even more if fuel-switching occurs. Examples of fuel-switching are home heating switching from solid fuel to electricity, or increasing use of electric rail and hybrid or fully electric transportation.

The MED forecasts show wind energy accounting for an increasing proportion of the total electricity supply, from 1.5 percent in 2005 to 11.7 percent by 2030.


Forecast Electricity Supply by Fuel Type
Electricity Supply (GWh)
60,000
50,000
40,000
10,000
2005
2010
2015
2020
2025
2030
Wind
Cogen
Geothermal
Coal
Gas
Hydro
Source: MED Energy Outlook to 2030

[1] Global Wind Energy Outlook,2006, GWEC, September 2006
[2] World Wind Energy Association, Press Release 29 January 2007
[3] Global Wind Energy Outlook 2006, GWEC, September 2006

Outlook for New Generation Capacity

The MED predicts additional generation capacity of around 3,200MW will be needed by 2030 to meet the predicted increase in demand. In addition, NZ Windfarms believes some of New Zealand's existing thermal plant is nearing retirement and will also have to be replaced or significantly upgraded.

Wind is forecast to be the largest source of growth in electricity supply over the period to 2030, in both percentage and absolute terms. Gas and geothermal generation are expected to be the other main contributors, but both of these have a carbon cost which will need to be factored into their economics. The MED Base Case shows wind energy accounting for 47 percent of the new generation capacity required by 2030.

As in other countries, the New Zealand government's energy policy focuses on climate change, transport, resource management and research and development. In November 2005 the Government announced it would 'explore a wide range of potential energy scenarios in order to develop a national energy strategy.'

The guiding principles of the government's policies on energy are:

- protect security of supply
- respond to climate change and tackle carbon emissions from energy production by promoting low emission energy sources
- encourage as much energy production from renewable sources as possible
- promote investment in energy efficiency measures such as home insulation.

Wind generation is based on a fuel source which is free and lasts forever. It produces no direct greenhouse gas emissions or other chemical pollution. New Zealand's wind resource is arguably the best in the world and, although it will never totally replace other forms of generation, wind will become a significant part of New Zealand's future generation.

The focus for NZ Windfarms is as a long-term owner, operator and developer of renewable generation assets. The Company is realising its vision of 'delivering solutions to climate change.' By building a portfolio of geographically diverse renewable generation assets we can grow a profitable business while improving the quality of the environment in which we live.

NZ Windfarms' core business activities are the identification, development, operation and ownership of wind farms throughout New Zealand and in other markets where wind power is economic.

The Company is committed to building wind farms that, where possible, make use of existing infrastructure within the local lines and roading networks. These developments provide economic benefits to local communities, and improve the efficiency of electricity generation and distribution by providing appropriate levels of generation close to where it is needed.

Financial Highlights

For the Year Ended 30 June 2007

NZ Windfarms Share Price


NZ Windfarms Share Price
$
1.24
1.22
1.20
1.18
1.16
1.14
1.12
1.10
31 Dec 05
30 Jun 06
31 Dec 06
30 Jun 07

Consolidated Financial Statistics


$m
Total Assets
90
80
70
60
50
40
30
20
10
0
As at
30 June 2005
30 June 2006
30 June 2007


$m
Net Result of Year
2006
2007

POWERED BY NATURE

Director Profiles

Chairman of Directors



Director



Director



Director



Director



Compliance with NZX Best Practice Code and Other Guidelines

NZX Listing rules require listed Companies to disclose in their annual report whether and to what extent their corporate governance principles materially differ from the NZX Corporate Governance Best Practice Code.

Role of the Board of Directors

The Board of Directors is elected by the shareholders and is responsible for the corporate governance of the Company. The Board is the final body responsible for decision making within the Company and maintaining corporate governance and ethical business practices.

Corporate Governance encompasses the requirement for the Board to discharge such responsibilities, to be accountable to the shareholders and other stakeholders for the performance of the Company, and to ensure that the Company is compliant with laws and standards.

The Board establishes the objectives of the Company and is engaged in ongoing strategic planning in order to meet these objectives. It provides an oversight of compliance and risk, it measures and monitors management performance and it sets in place the policy framework within which the Company operates.

The Board monitors financial results comparing them to the budget and annual plan at the regular monthly meetings.

The Board has delegated components of its powers to subcommittees of the Board, and the day to day management of the Company to the Chief Executive Officer. The ambit of these delegations is documented in the Company's delegations policy, sub-committee Terms of Reference and by relevant minuted resolutions of the Board. The Chief Executive Officer delegates certain authorities to staff that report to him.

Board Composition and Membership

As at the 30th June 2007 the Board comprised five Directors: an Independent Non-Executive Chairman, and four Non-Executive Directors, of which two are Independent Directors. The Board has a broad base of knowledge and experience in energy, engineering, financial management, politics, legal compliance and other expertise to meet the Company objectives. The Company, as part of the Public Offer in June 2007 and the acquisition by Vector Limited of a cornerstone shareholding in the Company, offered Vector Limited the ability to nominate up to two Directors to the Board. These Board seats currently remain vacant until such time as Vector Limited is granted a waiver from the Commerce Commission. Notification of this application for waiver is detailed on the NZX website.

The details and background of the Directors are detailed above. All current Directors are ordinarily resident in New Zealand. The Chairman is elected by the Board of Directors and it is his role to manage the Board in the most effective manner and to provide a conduit between the Board and the Chief Executive Officer. He has no significant external commitments that conflict with this role. The Board holds a Register of Interest and conflicts of interest are recorded if necessary in the minutes. Procedures for the operation of the Board, including the appointment and removal of Directors, are governed by the Company's Constitution.

Operation of the Board

The Board meets monthly on a formal scheduled basis. In addition to these monthly meetings, the Board meets on other occasions to debate strategic and financial issues. Each month, the Chief Executive Officer prepares a report to the Board including a summary of the Company's activities, together with financial reports and wind farm updates. In addition, the Board receives regular briefings on key strategic issues from management, both as part of the regular scheduled Board meetings, and in separate strategic planning sessions.

Directors receive induction training primarily involving oral presentations from the Chief Executive Officer and also all Directors have a Director's Folder containing all Board policies and procedures, the Constitution, Board timetable and committee Terms of Reference.

Chief Executive Officer

The Board is responsible for the evaluation of the Chief Executive Officer against his key performance objectives and is responsible for the setting of these objectives on a periodic basis and ensuring that they are appropriate measurable targets.

The Chief Executive Officer provides a financial and risk report to the Audit and Risk Committee, which currently meets monthly.

Directors' Shareholdings as at the 30th June 2007

Directors' disclosure of their shareholdings pursuant to Section 148 of the Companies Act 1993 and the NZX listing rule are shown as at 30 June, 2007 in the list below.

Name of related party	Relationship	Total share holding as at June 2006	Shares purchased*	Consideration paid	Total share holding as at June 2007
Derek and Janice Walker	D Walker: Director	5,000	15,000	$16,500	20,000
Derek Walker and Christopher Patrick Boyle (Non beneficial)	D Walker: Trustee	0	10,000	$11,000	10,000
Barrie Leay	Director	10,000	20,000	$22,000	30,000
Vicki Buck	Director	8,000	28,000	$30,800	36,000
Keith McConnell and John McConnell	Keith McConnell: Director	10,000	15,000	$16,500	25,000
Keith McConnell	Director	2,500	6,600	$7,260	9,100

* Shares were purchased at either September 2006 when options were exercised or at the Subsequent Public Offer dated 6 June 2007.

Independence of Directors

To be "Independent" a Director must, in the opinion of the Board, be removed from any relationship or business that could materially interfere or be reasonably perceived to materially interfere with the exercise of his or her Independent judgment.

It has been determined by the Board all of the Directors are independent except for Barrie Leay and Keith McConnell who are both Directors of Windflow Technology Limited, being the supplier of turbines to the Te Rere Hau wind farm and a 3.8% shareholder in the Company. Keith McConnell has carried out strategic consultancy assignments on behalf of the Company on a fee paying basis.

All Directors are required to immediately advise if any new relationships would interfere with such independence and so enable the Board to consider and determine the materiality of the relationship. These relationships are noted in the Interests Register which is updated at each monthly board meeting.

Rotation of Directors

In accordance with the Company's constitution and NZX rules, at each Annual Meeting of the Company one third (or the nearest number to one third) of the Directors must retire from office. A retiring Director is eligible for re-election. At the 2007 Annual Meeting, Juliet McKee and Barrie Leay retire and offer themselves for re-election.

Audit and Risk Committee

The Audit and Risk Committee at the end of the financial year comprised Juliet McKee, Derek Walker and Keith McConnell. Independent Director Juliet McKee chairs the committee.

The Audit and Risk Committee is responsible for monitoring the ongoing effectiveness of risk management activities. The Committee monitors trends in the Company's risk profile and considers how the business manages or mitigates key risk exposures. It implements risk management through its business processes of planning, budgeting, investment and project analysis, and operations management.

The Committee also monitors and overseas the quality of financial reporting and financial management. In order to achieve this the Committee considers accounting and audit issues and makes recommendations to the Board of Directors as required and monitors the role, responsibility and performance of the external auditor. The function of the Audit and Risk Committee is to assist the Board in carrying out its responsibilities under the Companies Act 1993 and the Financial Reporting Act 1993, on matters relating to the Company's accounting practices, policies and controls relevant to the financial position, and to liaise with external auditors on behalf of the Board of Directors.

The Chief Executive Officer attends each monthly Committee meeting by invitation as do the chartered accountant advisors and external auditor when required.

Remuneration Committee

The Remuneration Committee at the end of the financial year comprised Vicki Buck as chair, and Derek Walker and Barrie Leay. The Remuneration Committee's primary purposes are to review directors' fees, the Chief Executive Officer's remuneration package and performance, and the policy for remuneration for senior management. These reviews form the basis of recommendations to the Board. Details of Directors' remunerations are set out under the section heading "Directors' Remuneration".

The Remuneration Committee has sought external advice on the level of Director remuneration and benchmarking in relation to other companies of comparable size with directors undertaking the levels of responsibility undertaken by NZ Windfarms' Directors. The Board has undertaken this third party review to ensure fair remuneration and retention of current Directors.

Nominations Committee

The Nominations Committee at the end of the financial year comprised Barrie Leay as chair, and Derek Walker and Vicki Buck. The Nominations Committee's primary purpose is to ensure the Company has formal and transparent processes for the nomination and appointment of Directors to the Board and identifying skill gaps on the board to ensure diversity and experience on the Board.

Procurement Committee

The Procurement Committee at the end of the financial year comprised Vicki Buck, Juliet McKee and Derek Walker as chair. The Procurement Committee's primary purpose is to ensure future wind farm developments have considered all appropriate alternative turbine technologies for use on selected sites.

Share Option Scheme

At the May 28th 2007 Special General Meeting, shareholders agreed to a resolution to pass the NZ Windfarms' Share Option Scheme for the Directors and Chief Executive. The NZ Windfarms Share Option Scheme is intended to create an incentive for, and enable the Company to retain, these key persons by conferring on them the right to participate in the equity of the Company.

The NZ Windfarms' Share Option Scheme provides for the issue of options in the Company, which when exercised will entitle the holder of the options issued one share in the Company per option. The maximum number of options available can not be more than two percent of the issued shares of the Company from time to time. The issue of the options was conditional on the successful completion of the June 2007 Public Offer. A copy of the registered prospectus in relation to the Share Option Scheme can be viewed on the Companies Office website. As at the date of this Annual Report the options had not been issued.

The approved terms of the initial scheme was for the issue of options to all the current Directors named below:

Derek Walker – Chairman of the Board	100,000
Vicki Buck - Director	100,000
Juliet McKee – Director	100,000
Barrie Leay - Director	100,000
Keith McConnell – Director	100,000

The Company has agreed to issue 250,000 options to the Chief Executive Officer Chris Freear. The scheme also allows options to be issued to other employees in the future. No shareholder approval is required for these issues.

The price payable by the option holder on exercise of the options is $1.10 per share, being the Issue Price of the Shares in the recent June 2007 offer to the public. The options can be exercised in the years from 1 July 2010 to 30 June 2012. An employee will lose his or her rights to exercise options if the employee's employment is terminated. A Director will lose his or her rights if the Director ceases to be a director because he or she is disqualified from holding the office of director pursuant to the Companies Act. However, if an employee or Director ceases to be entitled to exercise options in the circumstances referred to above, the Board may exercise discretion to permit the options to continue. The options may only be exercised if the Company's share price at the time of exercise meets specified growth targets, and any other pre-conditions to the exercise of the options being satisfied. The growth targets include that the Company's share price increases by ten percent per annum (on a compounding benchmark basis), but adjusted for part years and dividends declared but unpaid. The options will also be able to be exercised at any time if there is a change of control of NZ Windfarms. A change of control will occur if a person, or group of associated persons, acquires 50 percent or more of the shares carrying votes in NZ Windfarms.

Code of Ethics

The Company expects all its employees and Directors to maintain the highest ethical standards.

The Directors support the principles set out in the "Codes of Proper Practice for Directors" issued by the Institute of Directors in New Zealand. Whilst recognising that the Code expresses principles and does not purport to determine the detailed course of conduct by Directors on any particular matter, the Directors are committed to the highest standards of behaviour and accountability.

Conflicts of Interest

If Conflicts of Interest do exist, in any transaction, then a Director must declare their conflict or interest and not exercise their right to vote in respect of such matters. The Company maintains a Register of Interests which is updated at each monthly board meeting.

Audit Governance and Independence

The Board approved the reappointment of Goldsmith Fox PKF as Auditors for the year ended 30th June 2007. Shareholders resolved that the Board set the remuneration of the Auditors at the Annual General Meeting 15 September 2006.

The work of the External Auditors is limited to audit and related work only and the Company is committed to auditor independence. The Board through the Audit and Risk Committee annually reviews the independence and objectivity of the External Auditors. No employees, Partners or Directors of the Auditor's firm hold shares in the Company. In addition the lead audit partner must rotate after a maximum of seven years, and the External Auditor must confirm annually its commitment to strict procedures to ensure independence.

Representatives of the Company's External Auditors, Goldsmith Fox PKF are invited to the Annual General Meeting.

Reporting and Disclosure

Annual and Interim Six Monthly Reports in accordance with the requirements of the Companies Act 1993, the Financial Reporting Act 1993 and the NZX Listing Rules are communicated on a periodic basis to all shareholders. The Annual Report is audited.

A website is maintained and contains regular updates to shareholders via quarterly newsletters. The Annual Report and quarterly news letters are available on line our website **www.nzwindfarms.co.nz**.

Shareholder Relations

The Board's policy is to ensure shareholders are informed of all major and strategic developments affecting the Company's state of affairs. All major disclosures are posted to the Company's website on a timely basis. Regular media releases are made and the Company releases all material information to NZX under continuous disclosure requirements.

STATUTORY INFORMATION AS AT 30 JUNE 2007

Interests Register in Transactions

In accordance with the Companies Act 1993 the Company maintains an Interest Register in which the particulars of certain transactions and matters involving Directors are recorded. The following table summarises the Directors' interests in entities with which the Company has, or may in future have, transactions:

Director		Nature of Interest
Barrie Leay	Windflow Technology Limited	Director / Shareholder
Keith McConnell	Windflow Technology Limited Wind Blades Limited	Director / Shareholder Director
Vicki Buck	Windflow Technology Limited	Shareholder

Directors' Remuneration

The current annual Director's fee paid to all Directors within the Company is $99,000 per annum. Each Director receives $18,000 and the Chairman receives $27,000. During the year two Directors received additional one-off Director fees to reflect extra efforts associated with the June 2007 capital raising. These are detailed in the table below

Consultancy fees totalling $5,312 were paid to, Keith McConnell and $5,000 to Derek Walker.

The following table summarises the remuneration for the year to 30 June 2007 of the Directors of NZ Windfarms Limited:

Name		Directors Fees expensed	Directors fees capitalised to capital raising	Consulting Fees
Barrie Leay	NZWL	$18,000	-	-
Keith McConnell	NZWL	$18,000	$12,848	$5,312
Vicki Buck	NZWL	$18,000	-	-
Juliet McKee	NZWL	$18,000	-	-
Derek Walker	NZWL	$27,000	$13,507	$5,000

No other benefits were received by the Directors of the Company. Reimbursements of appropriate costs (mainly airfares and taxis to meetings) were made.

Directors' Indemnity and Insurance

The Company has Directors' & Officers' Liability Insurance covered to the sum of $3,000,000 in the aggregate. The Company also obtained Directors' and Officers' Insurance in relation to the June 2007 prospectus to the sum of $20,000,000 lasting for three years from 9 May 2007.

Subsidiaries and Directors Thereof

The following persons held the office of Director of the Respective subsidiaries during the year. No Director of any subsidiary received beneficially any Director's fees or other benefits as a Director of the subsidiary Company.

NZWL – TRH Limited Vicki Buck, Barrie Leay, Keith McConnell, Juliet McKee and Derek Walker

NZWL – TRH Limited holds NZ Windfarms 50% share of the TeRere Hau Joint Venture. The subsidiary is 100% owned by NZ Windfarms Limited.

Continuous Disclosure Obligations

Continuous disclosure obligations of NZX require all listed companies to advise the market about any material events and developments as soon as the Company becomes aware of them. The Company complies with these obligations on an ongoing basis.

Insider Trading Policy

The Company is currently establishing an Insider Trading Policy that applies to all Directors and employees. Under the draft policy Directors and employees may not trade Company shares when they have price sensitive information that is not publicly available.

Treasury Policy

NZ Windfarms Ltd has a Treasury Policy to manage interest rate and foreign exchange risks. The policy approves the use of certain instruments for risk management purposes, and it prohibits any activity that is purely speculative in nature. It also sets out exposure limits, delegated authorities and internal controls.

Employee Remuneration

Details of the salary ranges for employees or former employees of the holding company and subsidiaries receiving remuneration and benefits in excess of $100,000 for the year ended 30 June 2007 are as follows:

Remuneration range	Number of employees
$140,000 - $150,000	1

Donations

The Company made no donations during the year.

SHAREHOLDER INFORMATION

The ordinary shares of NZ Windfarms Limited are listed on the New Zealand Stock Exchange's Market (NZX). The information in the disclosures below has been taken from the Company's register at 30th June 2007.

Twenty Largest Ordinary Shareholders

Shareholder	Address	Shares	%
New Zealand Central Securities Depository Limited	Wellington	20,449,642	26.03
Vector Limited	Auckland	15,704,300	19.99
Custodial Services Limited	Tauranga	6,921,800	8.81
Windflow Technology Limited	Christchurch	3,000,000	3.82
Custodial Services Limited	Tauranga	2,268,550	2.89
Custodial Services Limited	Tauranga	1,103,091	1.40
Custodial Services Limited	Tauranga	827,600	1.05
Anthony Anselmi, Deidre Anselmi and Ross Alleman	Te Kuiti	700,000	0.89
FNZ Custodians Limited	Wellington	449,220	0.57
Logic Fund No 1 Limited	Wanaka	300,600	0.38
Investment Custodial Services Limited	Auckland	290,763	0.37
Leveraged Equities Finance Limited	Wellington	233,600	0.30
Custodial Services Limited	Tauranga	211,000	0.27
Tepler Nominees Limited	Hastings	200,000	0.25
Caroline Clair Stockdale	Nelson	172,200	0.22
Angus Robert Napier, Emma Napier	Wellington	164,200	0.21
Craig Heatley, David Tetro, Hayley Pyle	Auckland	162,000	0.21
David Walter Iles	Wellington	150,000	0.19
Hendry Nominees Limited	Tauranga	144,000	0.18
Fitzallan Holdings Limited	Christchurch	141,220	0.18
TOTALS		**53,593,476**	**68.21%**

Distribution of Shareholders

Holdings Ranges	Number of Holders	Shares	%
1 – 999	53	19,498	0.02
1,000 – 4,999	715	2,093,021	2.67
5,000 – 9,999	672	3,938,050	5.01
10,000 – 49,999	824	13,923,028	17.72
50,000 – 99,999	52	3,452,906	4.40
100,000 – 499,999	26	4,158,011	5.29
500,000 – 999,999	2	1,527,600	1.95
1,000,000 and over	6	49,447,083	62.94
TOTALS	**2,347**	**78,559,197**	**100.00**

Shareholder Proportional Ownership


1 to 999
1,000 to 4,999
5,000 to 9,999
10,000 to 49,999
50,000 to 99,999
100,000 to 499,999
500,000 to 999,999
1,000,000 and over
63%
18%
<1%
3%
5%
4%
5%
2%

Number of Shareholders by Category


1 to 999
1,000 to 4,999
5,000 to 9,999
10,000 to 49,999
50,000 to 99,999
100,000 to 499,999
500,000 to 999,999
1,000,000 and over
35%
29%
30%
2%
1%
<1%
<1%
2%

Substantial Security Holders

The following information is given in accordance with Section 26 of the Securities Markets Act 1988. According to notices received, the following persons were substantial security holders in the Company at 30th June 2007.

Shareholder	Number of shares directly held	%
Vector Limited	15,704,000	19.99
AMP Capital Investors (New Zealand) Limited	7,671,637	9.77
Tyndall Investment Management NZ Limited	3,980,000	5.07
Windflow Technology Limited	3,000,000	3.82

The total number of issued voting securities as at 30th June 2007 was 78,559,197.

Current NZX Waivers

Waiver from listing rule B2.1.2

On 11 August 2006 NZX Regulation (NZXR) granted the Company a limited waiver from Rule B2.1.2 to allow the Company to open and announce the Nomination Period less than three months before the date of the annual meeting. This waiver was granted on the condition that if the Company received any Director nominations during the Nomination Period they were to be included in the Notice of Meeting for the Annual General Meeting of NZ Windfarms Limited.

Events Subsequent to Balance Date

The Directors are not aware of any other matter or circumstance at the end of the financial year, not otherwise dealt with in this report or in the financial statements, which may significantly affect the operations of NZ Windfarms, the results of these operations, or the state of affairs of the Company.

Directors' Statement

The Annual Report is dated 23 August 2007 and is signed on behalf of the Board by:

Derek Walker
Chairman

Juliet McKee
Director / Chair of Audit and Risk Committee

NZ Windfarms Ltd
POWERED BY NATURE

	Notes	GROUP 2007 NZ$	GROUP 2006 NZ$	COMPANY 2007 NZ$	COMPANY 2006 NZ$
Assets					
Non-current					
Property, plant and equipment	4	2,442,113	2,414,297	26,547	2,414,297
Turbine progress payments		4,218,250	338,000	-	338,000
Intangible assets	3	321,874	798,159	-	798,159
Capital work in progress		522,809	-	-	-
Advance - NZWL TRH Limited	13	[illegible]	-	7,309,364	-
Investments	18	5,000	-	5,000	-
Investments in subsidiaries	19	-	-	100	-
Deferred tax	6	-	2,021	1,230	2,021
		7,480,939	3,552,477	7,360,841	3,552,477
Current					
Cash and cash equivalents		71,675,382	1,963,557	71,400,914	1,963,557
Income tax refund		30,348	39,414	26,561	39,414
Assets held for resale	5	955,905	-	956,005	-
Trade and other receivables		896,003	179,489	406,489	179,489
		73,556,038	2,182,460	72,789,969	2,182,460
Total assets		80,836,977	5,734,937	80,150,810	5,734,937
Equity					
Equity attributable to shareholders					
Share capital	7	77,865,857	4,512,471	77,865,857	4,512,471
Retained (deficit) earnings	7	(165,002)	(516,593)	1,277,480	(516,593)
Total equity		77,700,855	3,995,878	79,143,337	3,995,878
Liabilities					
Non-current					
Deferred tax	6	37,203	-	-	-
		37,203	-	-	-
Current					
Trade and other payables	8	2,928,619	900,504	1,007,473	900,504
Retentions		170,500	-	-	-
Advance from Windflow Technology Limited	14	-	838,555	-	838,555
		3,099,119	1,739,059	1,007,473	1,739,059
Total liabilities		3,136,322	1,739,059	1,007,473	1,739,059
Total equity and liabilities		80,836,977	5,734,937	80,150,810	5,734,937
Net tangible assets per security		0.99	0.46	1.01	0.46

Signed for and on behalf of the Board as at 23 August 2007

Director

Director

The notes on pages 21 - 37 form part of and are to be read in conjunction with the financial statements.

	Notes	GROUP 2007 NZ$	GROUP 2006 NZ$	COMPANY 2007 NZ$	COMPANY 2006 NZ$
Income					
Electricity sales		[illegible]	-		-
Other income		[illegible]	11,802	480,380	11,802
Total income		[illegible]	**11,802**	480,380	**11,802**
Audit fees		[illegible]	10,700	10,625	10,700
Directors' fees		99,000	99,000	[illegible]	99,000
Employment expenses		355,958	117,579	[illegible]	117,579
Lease and rental expenses	17	[illegible]	12,483	31,256	12,483
Loss on sale of property for resale	5	[illegible]	-	213,768	-
Loss on recognition of property for resale at fair value	5	[illegible]	-	75,966	-
Other operating expenses		573,552	234,094	[illegible]	234,094
Operating expenses (excluding depreciation and intangible amortisation)		[illegible]	**473,856**	1,280,445	**473,856**
Earnings before interest, tax, depreciation, intangible amortisation and gain on transfer		[illegible]	**(462,054)**	(800,065)	**(462,054)**
Amortisation of intangible assets	3	[illegible]	(11,568)	(5,784)	(11,568)
Depreciation	4	[illegible]	(573)	[illegible]	(573)
Gain on transfer of assets to JV	13	[illegible]	-	[illegible]	-
Earnings before interest and tax		[illegible]	**(474,195)**	[illegible]	**(474,195)**
Interest income	9	[illegible]	116,753	[illegible]	116,753
Interest expense	9	(86,369)	(42,578)	[illegible]	(42,578)
Result for year		[illegible]	**(400,020)**	[illegible]	**(400,020)**
Tax expense, net	10	[illegible]	(2,021)	[illegible]	(2,021)
Net result for the year		351,591	(397,999)	[illegible]	(397,999)
Earnings per share					
Basic	11	0.05	(0.20)	[illegible]	(0.20)
Diluted	11	0.05	(0.07)	[illegible]	(0.07)

The notes on pages 21 - 37 form part of and are to be read in conjunction with the financial statements.

		GROUP		COMPANY	
	Notes	2007 NZ$	2006 NZ$	2007 NZ$	2006 NZ$
Equity at beginning of year		3,995,878	727,892	3,995,878	727,892
Net result for the year		351,591	(397,999)	1,794,273	(397,999)
Total recognised income and expense for the year		**4,347,469**	**329,893**	**5,790,151**	**329,893**
Issue of ordinary shares	7	73,353,186	3,665,985	73,353,186	3,665,985
Dividends			-		-
Equity at end of year		**77,700,655**	**3,995,878**	**79,143,337**	**3,995,878**
Represented by:					
Share capital	7	77,865,657	4,512,471	77,865,657	4,512,471
Retained earnings	7	(165,002)	(516,593)	1,277,680	(516,593)
Total equity		**77,700,655**	**3,995,878**	**79,143,337**	**3,995,878**

The notes on pages 21 - 37 form part of and are to be read in conjunction with the financial statements.

		GROUP		COMPANY	
		2007	2006	2007	2006
	Notes	NZ$	NZ$	NZ$	NZ$
Operating activities					
Cash was received from:					
Trading revenue		290,291	-	440,000	-
Sundry income		10,875	1,307	10,875	1,307
Interest received		270,214	105,776	268,754	105,776
		571,380	**107,083**	**719,629**	**107,083**
Cash was applied to:					
Interest paid		26,490	154	26,490	154
RWT paid		64,028	39,413	63,518	39,413
Payments to suppliers and employees		910,050	393,781	742,287	393,781
		1,000,568	**433,348**	**832,295**	**433,348**
Net cash (outflow) from operating activities	**12**	**(429,188)**	**(326,265)**	**(112,666)**	**(326,265)**
Investing activities					
Cash was provided from:					
Sale of fixed assets		2,302,673	-	4,665,345	-
Sale of assets held for resale		507,012	-	507,012	-
Sale of intangible assets		204,935	-	204,935	-
		3,014,620	**-**	**5,377,292**	**-**
Cash was applied to:					
Purchase of intangible assets			599,504		599,504
Purchase of fixed assets		5,594,496	2,023,856	2,938,094	2,023,856
Purchase of assets held for resale		1,167,751	-	1,167,751	-
		6,762,247	**2,623,360**	**4,105,845**	**2,623,360**
Net cash (outflow) inflow from investing activities		**(3,747,627)**	**(2,623,360)**	**1,271,447**	**(2,623,360)**
Financing activities					
Cash was provided from:					
Issue of ordinary shares	7	78,738,921	4,932,795	78,738,921	4,932,795
Half share of capital contributions to JV		1,500,000	-		-
Advances from Windflow Technology Limited	14		401,500		401,500
		80,238,921	**5,334,295**	**78,738,921**	**5,334,295**
Cash was applied to:					
Issue costs of equity	7	5,232,867	425,906	5,232,867	425,906
Advance to subsidiary			-	4,310,064	-
Purchase of investments		5,000	-	5,000	-
Advance to Windflow Technology Limited	13	912,414	-	912,414	-
		6,150,281	**425,906**	**10,460,345**	**425,906**
Net cash inflow from financing activities		**74,088,640**	**4,908,389**	**68,278,576**	**4,908,389**
Net increase in cash and cash equivalents		**69,911,825**	**1,958,764**	**69,437,357**	**1,958,764**
Cash and cash equivalents, beginning of year		1,963,557	4,793	1,963,557	4,793
Cash and cash equivalents, end of year		**71,875,382**	**1,963,557**	**71,400,914**	**1,963,557**
Cash and cash equivalents					
Term deposit		68,795,264	1,438,792	68,595,264	1,438,792
Bank account		3,080,118	524,765	2,805,650	524,765
Ending cash and cash equivalents carried forward		**71,875,382**	**1,963,557**	**71,400,914**	**1,963,557**

The notes on pages 21 - 37 form part of and are to be read in conjunction with the financial statements.

1. Corporate information

NZ Windfarms Limited (the "Company") is a Company registered under the Companies Act 1993 of New Zealand and listed on the New Zealand Stock Exchange ("NZSX"). The Company's registered office is Grant Thornton (Christchurch) Limited, Level 9, 47 Cathedral Square, Christchurch. The Company details are available from the Companies Office website.

Financial statements for the Company (separate financial statements) and consolidated financial statements are presented. The consolidated financial statements of NZ Windfarms Limited as at and for the year ended 30 June 2007 comprise the Company and a 100 percent owned subsidiary NZWL - TRH Limited which holds the Company's 50 percent interest in the Te Rere Hau Wind Farm Joint Venture. (Te Rere Hau Joint Venture)

NZ Windfarms Limited is a profit oriented company in the business of development and operation of wind power generation assets for the purpose of generating and selling electricity.

The Company operates solely within New Zealand.

2. Statement of accounting policies

Reporting entity

The Company is an issuer for the purposes of the Financial Reporting Act 1993 and the financial statements have been prepared in accordance with generally accepted accounting practice in New Zealand (NZ GAAP). The financial statements of the Company have been prepared in accordance with the Securities Act 1978, Securities Regulation 1983, the Financial Reporting Act 1993 and prepared in accordance with New Zealand International Financial Reporting Standards (NZ IFRS) as developed and published by the International Accounting Standards Board and adopted as NZ GAAP.

The Company has voluntarily adopted NZ IFRS from 1 July 2005 for reporting actual results.

Measurement base

The accounting principles recognised as appropriate for the measurement and reporting of the profit and loss and the balance sheet are on an historical cost basis except for the following:

- Assets held for resale are measured at fair value less cost of sale.

Specific accounting policies

The following specific accounting policies which materially affect the measurement of profit and loss, balance sheet position and cash flows have been applied.

a. Turbine progress payments

Turbine progress payments are recorded as progress payments until ownership has transferred to Te Rere Hau Joint Venture. Ownership of the turbine components is transferred when payment is made for each component, with full ownership for the turbine part being transferred once payment is made. Once the turbines are a complete unit and operating they are then depreciated over their useful lives. As at 30 June 2007 the Company had a 50 percent share of the Te Rere Hau Joint Venture and had paid its share of a 30% deposit on the purchase of 28 turbines.

b. Property, plant and equipment

Property, plant and equipment are stated at cost and, other than land, are depreciated in equal instalments over their estimated economic lives. Where construction has not been completed on property, plant and equipment depreciation has not been calculated.

The economic lives have been estimated as follows:

- Roading	50 years
- Foundations	50 years
- Electrical	50 years
- Buildings	40 years
- Turbines	20 years
- Office equipment	5 years
- Plant and equipment	5 years

All assets are included at acquisition cost less subsequent depreciation.

c. Assets held for Resale

An asset is recognised as being held for resale if it is available for sale in its present condition and a sale is highly probable within the next 12 month period. Assets held for resale are measured at the lower of the assets carrying value and fair value less costs to sell as at balance date.

d. Statement of cash flows

The statement of cash flows has been prepared using the direct method. Definitions are:

1. **Operating Activities**
   All transactions and other events related to the operation of the Company and includes interest expense on funds borrowed.
2. **Investing Activities**
   All transactions relating to the acquisition and disposal of long term assets and other investments not included in cash equivalents.
3. **Financing Activities**
   The change in equity and debt capital structure of the reporting entity and the cost of servicing the equity capital.
4. **Cash and cash equivalents**
   Cash and cash equivalents includes cash on hand, deposits held on call with banks, investments in term deposits, bank overdrafts and other highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

e. Accounting for income taxes

Income tax on the result for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax liabilities are provided in full. A deferred tax asset is recognised only to the extent it is probable future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent it is no longer probable the related tax benefit will be realised.

Tax losses available to be carried forward as well as other income tax credits to the Company are assessed for recognition as deferred tax assets.

f. Income and expense recognition

Revenue is recognised upon the delivery of goods or services to customers. Operating expenses are recognised in the income statement upon utilisation of services or at the date of origin. Interest income and expenses are reported on an accrual basis.

g. Equity

Share capital is determined using the issue price of shares that have been issued. Share capital is recognised as proceeds are received, net of direct issue costs. Costs incurred relating to the capital raising process are offset against gross proceeds received from the capital raising process. Brokerage costs have been included in direct issue costs.

Retained earnings include all current and prior period results as disclosed in the income statement.

h. Financial liabilities and assets

The Company's financial liabilities include overdrafts, trade and other payables. These are included in balance sheet line items "Bank overdraft" and "Trade and other payables".

Trade and other payables are recognised at their nominal value.

The Company's financial assets include cash and cash equivalents which are included in the balance sheet. These financial assets are recognised at their nominal value which is deemed to be equal to fair value.

i. Contingent assets and liabilities

Probable inflows of economic benefits may result from the realisation of carbon credits. These carbon credits and other probable inflows of economic benefits that do not meet the recognition criteria of an asset are considered contingent assets until earned. These are described along with the Company's contingent liabilities in note 15. The Company has an entitlement to 50 percent of these carbon credits as the emission reduction units arise given they have been transferred to the Te Rere Hau Joint Venture.

In those cases where the possible outflow of economic resource as a result of present obligations is considered improbable or remote, or the amount to be provided for cannot be measured reliably, no liability is recognised in the balance sheet.

j. Goods and Services Tax

The Company is registered for GST and the financial statements have been prepared on a GST exclusive basis. The balances of GST refunds or payments due are included in the balance sheet.

k. Trade and other receivables

Trade receivables are projected to be due within 30 days and do not bear any effective interest rate. All trade receivables are subject to credit risk exposure.

The fair value of trade and other receivables is deemed to be a reasonable approximation to the carrying amount. No writedown has therefore been applied.

l. Intangible assets

Intangible assets are recognised if it is probable that expected future economic benefits relating to the intangible assets will accrue to the Company and the cost is able to be reliably measured. Intangible assets include wind rights and are assumed to be amortised equally over time. The remaining useful life of the windrights is 68 years.

m. Development costs

Development costs have been capitalised as part of the construction cost of the fixed tangible assets on the basis of the following features:

- costs incurred allow the development of the wind farm project
- development costs were necessarily incurred to establish the wind farm project and form the foundation for further development of the wind farm; and
- the development costs are recognised on the basis that capital raising has provided funds for the installation of wind turbines on the Te Rere Hau site

n. Impairment

If the estimated recoverable amount of an asset is less than its carrying amount, the asset is written down to its estimated recoverable amount and an impairment loss is recognised in the Income Statement.

o. Basis of consolidation of Joint Venture

The Te Rere Hau Joint Venture, of which the Company has joint 50 percent control, was established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions. The Company's interest in the Te Rere Hau Joint Venture is held by a 100% owned subsidiary. At a group level the interest in the Joint Venture is accounted for using the proportionate method.

The balance sheet on consolidation includes the assets and liablities of NZ Windfarms Limited and its 50 percent share of the Te Rere Hau Joint Venture on a line by line basis.

The income statement includes the income and expenses of NZ Windfarms Limited and a 50 percent share of the Te Rere Hau Joint Venture on a line by line basis.

The Te Rere Hau Joint Venture agreement between the two parties ascribed a total value to the intangible assets transferred to the Te Rere Hau Joint Venture. This resulted in an accounting gain to NZ Windfarms Limited. The intangible assets recognised in the Te Rere Hau Joint Venture meet the recognition criteria and impairment test under NZ IAS 38. This evaluation is undertaken on a periodic basis. The 50 percent share of the accounting gain on transfer of the assets to the Joint Venture has been eliminated on consolidation.

Intra-group balances, and any unrealised income and expense arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

p. Retentions

Retention payments due are recognised as liabilities in the balance sheet when the construction of each stage has been completed. In the Te Rere Hau Joint Venture retentions on construction costs of the turbines and civil works for stage one have been recognised as liabilities. The Company's 50 percent share of these retentions has been recognised on consolidation.

q. Capital work in progress

The Company incurs costs in evaluation and construction of transmission assets. Costs incurred are expensed in the income statement unless it is highly likely that the costs incurred will result in recognition of an asset under NZ IAS 16. Where the costs meet this criteria and are capitalised, the assets will ultimately be depreciated over their useful lives once they are completed. The Directors review the status of capital work in progress on a regular basis and in the event that the assets being built are abandoned, or if Directors consider the expenditure to be impaired, a write off or provision is made in the year in which that assessment is made.

r. Changes in accounting policies

There have been no changes in accounting polices. All polices have been applied on a basis consistent with those used in previous years.

3. Intangible assets

The cost to purchase the initial wind rights from Windflow Technology Limited and the project development costs are recognised on the assumption of the following requirements:

- the wind rights are separately identifiable and recognisable from other assets. A specific agreement was entered into for the purchase of the wind right option for consideration.
- development costs are actual expenditures, and relate to the development of the Te Rere Hau project and have been capitalised as part of fixed assets within the Joint Venture.
- the Company has control over the wind right asset as it has legal rights to the underlying benefits provided by the wind right agreement.
- the wind rights incurred to date facilitate the construction and operation of a wind farm and will generate probable economic benefits.
- the wind rights are able to be reliably measured in relation to the expenditure incurred.

Intangible assets are carried at cost less annual amortisation as there is no readily available market for the intangibles concerned.

All amortisation charges are included in "amortisation of intangible assets" in the income statement.

The following amortisation periods and methods for intangible assets are disclosed below:

	Amortisation method	Useful life
Windrights	Straight line	70 years

Any impairment on development costs relates to the period to 29 December 2006, when assets were transferred into the Te Rere Hau Wind Farm Joint Venture. After 29 December 2006 development costs have been capitalised as part of the cost of construction of the wind farm.

In assessing the useful life of all intangible assets, reference was made to the underlying expected economic life of the wind rights agreement. This is 70 years. It has been assumed although property, plant and equipment have useful lives less than 70 years, appropriate renewal and maintenance expenditure will be incurred to extend the economic life of intangible assets to 70 years.

Changes in the net carrying amount of intangible assets are analysed as follows:

	GROUP		COMPANY	
	2007 NZ$	2006 NZ$	2007 NZ$	2006 NZ$
Wind rights				
Opening carrying amount	591,729	600,305	591,729	600,305
Accumulated amortisation	(6,433)	(8,576)	(4,288)	(8,576)
Transfer to Joint Venture	(587,441)	-	(587,441)	-
Consolidation of half share	293,720	-		-
Closing carrying amount	**291,576**	**591,729**	**-**	**591,729**
Capitalised development costs				
Opening carrying amount	206,430	209,422	206,430	209,422
Accumulated amortisation	(1,496)	(2,992)	(1,496)	(2,992)
Transfer to Joint Venture	(204,934)	-	(204,934)	-
Consolidation of half share	102,467	-		-
Reclassified as property, plant & equipment	(102,467)	-		-
Closing carrying amount	**-**	**206,430**	**-**	**206,430**
Total closing carrying amount	**291,576**	**798,159**	**-**	**798,159**
Amortisation expense for the year				
Wind rights	6,433	8,576	4,288	8,576
Capitalised development costs	1,496	2,992	1,496	2,992
	7,929	**11,568**	**5,784**	**11,568**

4. Property, plant and equipment

The carrying book value amounts of property, plant and equipment are analysed as follows:

	GROUP 2007 NZ$	GROUP 2006 NZ$	COMPANY 2007 NZ$	COMPANY 2006 NZ$
Office equipment				
Opening carrying amount	4,919	-	4,919	-
Additions	30,541	5,286	[illegible]	5,286
	35,460	5,286	35,480	5,286
Depreciation	[illegible]	(367)	[illegible]	(367)
Closing carrying amount	30,317	4,919	[illegible]	4,919
Plant and equipment				
Opening carrying amount	12,168	-	[illegible]	-
Additions	[illegible]	12,374	[illegible]	12,374
	[illegible]	12,374	[illegible]	12,374
Depreciation	[illegible]	(206)	[illegible]	(206)
Closing carrying amount	[illegible]	12,168	[illegible]	12,168
Foundations				
Opening carrying amount	[illegible]	-	[illegible]	-
Additions	[illegible]	149,075	[illegible]	149,075
Transfer to Joint Venture	[illegible]	-	(276,165)	-
Consolidation of half share	[illegible]	-		-
	[illegible]	149,075	[illegible]	149,075
Depreciation	(1,734)	-	[illegible]	-
Closing carrying amount	[illegible]	149,075	[illegible]	149,075
Electrical				
Opening carrying amount	274,854	-	274,854	-
Additions	225,249	274,854	214,039	274,854
Transfer to Joint Venture	(488,893)	-	(488,893)	-
Consolidation of half share	[illegible]	-		-
	[illegible]	274,854	-	274,854
Depreciation	[illegible]	-		-
Closing carrying amount	[illegible]	274,854	-	274,854
Roading				
Opening carrying amount	408,503	-	408,503	-
Additions	822,015	408,503	519,465	408,503
Transfer to Joint Venture	(927,968)	-	(927,968)	-
Consolidation of half share	463,984	-		-
	[illegible]	408,503	-	408,503
Depreciation	(6,123)	-		-
Closing carrying amount	760,411	408,503	-	408,503
Resource consent capital work in progress				
Opening carrying amount	246,983	-	246,983	-
Additions	[illegible]	246,983	[illegible]	246,983
Transfer to Joint Venture	[illegible]	-	[illegible]	-
Consolidation of half share	[illegible]	-		-
Capitalised to Wind Turbines	(6,450)	-		-
	[illegible]	246,983	-	246,983
Depreciation		-		-
Closing carrying amount	[illegible]	246,983	-	246,983
Wind Turbines				
Opening carrying amount	[illegible]	-	[illegible]	-
Additions	[illegible]	1,317,795	[illegible]	1,317,795
Transfer to Joint Venture	[illegible]	-	[illegible]	-
Consolidation of half share	[illegible]	-		-
	[illegible]	1,317,795	-	1,317,795
Depreciation	[illegible]	-		-
Closing carrying amount	[illegible]	1,317,795	-	1,317,795
Total property plant and equipment				
Opening carrying amount	[illegible]	-	[illegible]	-
Additions	[illegible]	2,414,870	[illegible]	2,414,870
Transfer to Joint Venture	[illegible]	-	[illegible]	-
Consolidation of half share	[illegible]	-		-
	[illegible]	2,414,870	[illegible]	2,414,870
Depreciation	[illegible]	(573)	[illegible]	(573)
Closing carrying amount	[illegible]	2,414,297	44,547	2,414,297

All depreciation changes are included in "depreciation" in the income statement.

	GROUP		COMPANY	
	2007 NZ$	2006 NZ$	2007 NZ$	2006 NZ$
Office equipment				
Gross carrying amount	35,847	5,286	35,847	5,286
Accumulated depreciation	(5,530)	(367)	(5,530)	(367)
Closing carrying amount	30,317	4,919	30,317	4,919
Plant and equipment				
Gross carrying amount	17,324	12,374	17,324	12,374
Accumulated depreciation	(3,094)	(206)	(3,094)	(206)
Closing carrying amount	14,230	12,168	14,230	12,168
Foundations				
Gross carrying amount	305,904	149,075		149,075
Accumulated depreciation	(1,934)	-		
Closing carrying amount	303,970	149,075		149,075
Electrical				
Gross carrying amount	255,656	274,854		274,854
Accumulated depreciation	(2,543)	-		-
Closing carrying amount	253,113	274,854		274,854
Roading				
Gross carrying amount	766,534	408,503		408,503
Accumulated depreciation	(6,123)	-		-
Closing carrying amount	760,411	408,503		408,503
Resource consent capital work in progress				
Gross carrying amount	122,047	246,983		246,983
Accumulated depreciation		-		
Closing carrying amount	122,047	246,983		246,983
Wind Turbines				
Gross carrying amount	2,003,076	1,317,795		1,317,795
Accumulated depreciation	(44,853)	-		-
Closing carrying amount	1,958,223	1,317,795		1,317,795
Total property plant and equipment				
Gross carrying amount	3,506,388	2,414,870	53,171	2,414,870
Accumulated depreciation	(64,077)	(573)	(8,624)	(573)
Closing carrying amount	**3,442,311**	**2,414,297**	**44,547**	**2,414,297**

5. Assets held for resale

As part of the resource consent process for the Te Rere Hau Joint Venture project, the Company entered into some put option deeds with owners of land directly adjoining the wind farm site. These put options allow the land owners a period of time during which they have the option of selling their property to NZ Windfarms Limited. During the period two land owners exercised their option to sell their properties to the Company. An impairment loss of $75,966 on the measurement of the assets for resale to the lower of its carrying cost and its fair value less selling costs to sell has been recognised in the income statement for the remaining property. This land is surplus to the wind farm or Company's requirements and the process to sell the remaining property has commenced. It is expected the sale will take place within the next 12 months.

At balance date one property had been sold for a loss of $213,768 which has been recognised in the income statement.

6. Deferred tax assets and liabilities

The movement in deferred tax assets and liabilities arising from temporary differences during the year is as follows:

	GROUP 2007 NZ$	GROUP 2006 NZ$	COMPANY 2007 NZ$	COMPANY 2006 NZ$
Opening balance	2,021	-	2,021	-
Timing differences tax effect:				
Accounting depreciation	20,955	189	2,497	189
Tax depreciation	(40,857)	(371)	(3,625)	(371)
Accrued employee benefits	177	2,203	177	2,203
Closing balance	**[illegible]**	**2,021**	**1,230**	**2,021**
Represented by:				
Accounting fixed assets carrying amount	(3,442,311)	(2,414,297)	(44,547)	(2,414,297)
Taxation fixed assets carrying amount	3,322,366	2,413,746	41,062	2,413,746
Accrued employee benefits	7,212	6,676	7,212	6,676
	(112,733)	6,125	3,727	6,125
Tax effect at 33%	**(37,203)**	**2,021**	**1,230**	**2,021**

Accumulated tax losses have not been recognised as a deferred tax asset.

7. Capital and Reserves

Reconciliation of movement in capital and reserves

	GROUP 2007 NZ$	GROUP 2006 NZ$	COMPANY 2007 NZ$	COMPANY 2006 NZ$
Opening issued equity	4,512,471	846,486	4,512,471	846,486
Net proceeds of shares issued & fully paid				
- issued during the year	75,000,000	4,072,559	75,000,000	4,072,559
- less issue costs	(5,385,735)	(420,324)	(5,385,735)	(420,324)
- options exercised during the year	3,738,921	13,750	3,738,921	13,750
Net proceeds of shares issued & fully paid	**77,865,657**	**4,512,471**	**77,865,657**	**4,512,471**
Retained earnings				
Opening balance	(516,593)	(118,594)	(516,593)	(118,594)
Net result for the year (after tax)	355,591	(397,999)	1,794,033	(397,999)
Closing retained earnings	**(160,002)**	**(516,593)**	**1,277,440**	**(516,593)**
Total equity	**77,705,655**	**3,995,878**	**[illegible]**	**3,995,878**

Share Capital

At 30 June 2007, share capital comprised 78,559,197 ordinary shares (30 June 2006: 6,978,359).

All shareholders who purchased shares when they were issued on 13 December 2005, were issued a tradable option. The option entitled the holder to subscribe for one share at an exercise price of $1.10 per share. The options were exercisable at any time up to 29 September 2006. During this period 3,411,519 options were exercised and converted to ordinary shares at a price of $1.10 per share.

During the year the Company also issued 68,181,819 shares in a public offer that raised $75 million.

A breakdown of shares issued during the year and shares on issue at 30 June 2007 follows:

		COMPANY	
		2007	2006
Ordinary shares issued		846,586	846,586
Share split	25-Aug-05	2,153,414	2,153,414
Ordinary shares issued - public $1.00 / share	13-Dec-05	2,898,859	2,898,859
Ordinary shares issued - public $1.10 / share	13-Dec-05	1,067,000	1,067,000
Share options exercised - $1.10 / share	29-Sep-06	3,411,519	12,500
Ordinary shares issued - public	6-Jun-07	68,181,819	-
Total closing shares		78,559,197	6,978,359

All shares are equally eligible to receive dividends and the repayment of capital, and represent one vote at shareholder meetings of NZ Windfarms Limited. All shares have no par value.

Subsequent to balance date the Directors were allocated 100,000 share options each and the Chief Executive Officer was allocated 250,000 share options. The terms of these options can be viewed per the registered prospectus at the Companies Office.

Dividends

No dividends are proposed by the Directors for the year ended 30 June 2007. The Directors propose implementing a dividend policy of distributing 50 percent of available operating free cash flow once the Te Rere Hau wind farm is generating positive operating cash flow for the Joint Venture partners.

	GROUP 2007 NZ$	GROUP 2006 NZ$	COMPANY 2007 NZ$	COMPANY 2006 NZ$
Trade payables	910,679	28,025	901,122	28,025
Trade payables - Windflow Technology Ltd	1,890,830	358,059	291	358,059
Trade payables - Asset Purchases	(15,261)	288,930	-	288,930
Accrued expenses	33,206	209,339	27,000	209,339
Employee entitlements	78,560	16,151	78,560	16,151
Total closing payables	2,928,619	900,504	1,007,693	900,504

8. Trade and other payables

The directors consider the carrying amounts recognised in the balance sheet to be a reasonable approximation of their fair value.

9. Finance income and finance costs

Finance cost includes all interest-related income and expenses. Where interest cost has been incurred in the construction of an asset this cost has been capitalised to the cost of construction of the asset.

10. Income tax expense

	GROUP 2007 NZ$	GROUP 2006 NZ$	COMPANY 2007 NZ$	COMPANY 2006 NZ$
Result for the year before tax	463,909	(400,020)	1,871,435	(400,020)
Tax loss for year	828,078	383,974	438,150	383,974
	1,291,987	(16,046)	2,309,585	(16,046)
Expected tax expense at 33%	426,356	(5,295)	762,163	(5,295)
Adjustment for non deductible expenses				
JV establishment costs (50%)	14,180	-		-
- impairment of development costs	494	987	494	987
- capital gain on transfer of assets	(336,783)	-	(713,567)	-
- other non deductible expenses	28,072	2,287	28,072	2,287
Prima facie tax at 33%	**132,319**	**(2,021)**	**77,162**	**(2,021)**
Represented by:				
Current	75,395	-	76,891	
Deferred	56,924	(2,021)	271	(2,021)
Income Tax expense	**132,319**	**(2,021)**	**77,162**	**(2,021)**
Tax loss from previous years	(262,612)	(1,184)	(262,612)	(1,184)
Tax loss for year	(828,078)	(383,974)	(438,150)	(383,974)
Part year losses to loss of continuity date	1,090,690	122,546	700,762	122,546
Tax loss carried forward	-	**(262,612)**	-	**(262,612)**

Any tax losses carried forward have been forgone due to a change of shareholding greater than 49% as a result of the public offer dated 6 June 2007.

11. Earnings per share

Both the basic and diluted earnings per share are calculated using the net results attributable to shareholders of the Company as the numerator.

	GROUP		COMPANY	
	2007 NZ$	2006 NZ$	2007 NZ$	2006 NZ$
Earnings (Deficit)	351,591	(397,999)	1,794,273	(397,999)
Weighted average shares on issue over year	7,712,909	2,020,177	7,712,909	2,020,177
Earnings per share	$0.05	$(0.20)	$0.23	$(0.20)
Diluted earnings per share				
Weighted average shares on issue	7,712,909	2,020,177	7,712,909	2,020,177
Dilution effect of options		3,953,359		3,953,359
	7,712,909	5,973,536	7,712,909	5,973,536
Diluted earnings per share	$0.05	$(0.07)	$0.23	$(0.07)

12. Cash flow statement

	GROUP 2007	GROUP 2006	COMPANY 2007	COMPANY 2006
Net Result	351,591	(397,999)	1,794,273	(397,999)
Non Cash Items				
Depreciation	[illegible]	573	8,051	573
Amortisation of intangible assets	7,928	11,568	5,784	11,568
Movement in deferred tax	39,224	(2,021)	791	(2,021)
Interest capitalised on Windflow Technology Limited Loan	73,859	28,424	73,859	28,424
Impairment of assets held for resale	[illegible]	-	75,966	-
Loss on sale of assets held for resale	213,768		213,768	-
Capital gain on transfer of asset to JV	[illegible]	-	(2,162,322)	-
	[illegible]	(359,455)	10,170	(359,455)
Changes in working capital				
Trade and other payables	[illegible]	861,472	(849,036)	861,472
Trade and other receivables	[illegible]	(65,437)	(222,000)	(65,437)
Income tax	[illegible]	(39,413)	12,853	(39,413)
	[illegible]	756,622	[illegible]	756,622
Items classifed as investing or financing				
Working capital related to fixed assets	[illegible]	(729,014)	[illegible]	(729,014)
Working capital related to equity raising	[illegible]	5,582	[illegible]	5,582
Net cash flow from operating activities	[illegible]	(326,265)	[illegible]	(326,265)

13. Gain on transfer to Te Rere Hau Wind Farm Joint Venture

The Te Rere Hau Joint Venture Agreement was entered into on the 6th October 2006 and the Te Rere Hau Joint Venture became operational on 29 December 2006.

Stage One costs of construction undertaken by NZ Windfarms Limited were transferred to the Te Rere Hau Joint Venture on 29 December 2006 ($5,158,194). The Company also transferred all of its intangible assets including resource consent costs, wind rights and entitlement to emission reduction units for an agreed value of $3,000,000 which was matched by the other Te Rere Hau Joint Venture party in cash. The Company has, as at 30 June 2007, a 50 percent interest in the Te Rere Hau Joint Venture.

This initial contribution has resulted in a gain on transfer of asset to the Te Rere Hau Joint Venture. NZ Windfarms interest in the Joint Venture was transferred to a 100% owned subsidiary NZWL-TRH Limited. This gain is shown in the income statement.

	$
Initial contribution to joint venture	3,000,000
Less book value of intangible assets	
Resource consents	250,238
Wind rights	587,441
	2,162,321
Removal of 1/2 share of gain on consolidation	(1,081,160)
Gain on transfer of assets to joint venture	1,081,161

The Company on consolidation recognised 50 percent of the gain on transfer of assets to the Te Rere Hau Joint Venture.

In future, all the income, expenditure and capital expenditure related to the Te Rere Hau Wind Farm will be incurred by the Te Rere Hau Joint Venture, and NZWL-TRH Limited has an obligation to meet 50 percent of operating and capital construction commitments as well as receive 50 percent of net operating surpluses.

14. Related party transactions

The Company's related parties include the Company's supplier of wind turbines, Windflow Technology Limited, who holds 3.8 percent of the shares in the Company as at 30 June 2007 (30 June 2006: 43.0 percent), and is an associated party due to Keith McConnell and Barrie Leay being Directors of both NZ Windfarms Limited and Windflow Technology Limited. Windflow Technology Limited or its subsidiaries did not take up shares in the public offer dated 6 June 2007.

Contractual terms for the supply of wind turbines have been agreed and priced on an arms length basis between the Company and Windflow Technology Limited and these terms have been novated to the Te Rere Hau Joint Venture. The Company's 50% share of the cost incurred to 30 June 2007 was $4,842,476 (30 June 2006: $1,512,000). During the year ended 30 June 2007 the Te Rere Hau Joint Venture confirmed the purchase of 28 turbines from Windflow Technology Limited. The Company's 50 percent share of the outstanding capital committment for the turbines at 30 June 2007 was $7,425,250 (30 June 2006: $1,512,000).

Windflow Technology Limited had previously advanced funds to the Company to cover Company and wind farm setup costs and public offer expenses. This was repaid during June 2007. As at 30 June 2007 the amount owing to Windflow Technology Limited was $Nil (30 June 2006: $838,555). Net interest paid and credited to the loan for the period until the loan was repaid was $73,859 (30 June 2006: $28,424).

Management fees

The Company has been appointed by the Te Rere Hau Joint Venture to manage the construction and on-going operation of the Te Rere Hau Wind Farm site. The Company received management fees from the Te Rere Hau Joint Venture. The management fees have been agreed and priced on an arms length based between the Company and the Te Rere Hau Joint Venture and are subject to a management agreement. Management fees charged during the year to 30 June 2007 were $480,000. (30 June 2006: $0).

Management fees capitalised as a cost of construction of fixed assets within the Te Rere Hau Joint Venture was $468,000 (30 June 2006: Nil) with $12,000 expensed to the income statement. On consolidation the group accounts only recognise 50% of this cost and income.

Key management

The Company's key management and others are described below.

Key management personnel remuneration, including remuneration to independent non-executive directors, was $276,142 during the year to 30 June 2007. (30th June 2006: $169,351)

The Company has approved a share option scheme which will mean once issued the Chief Executive Officer will receive up to 250,000 share options. The quantum has yet to be approved by the Board.

Key related party shareholdings include:

Name of Related Party	Relationship	Number of
Chris Freear and Sharee Freear	Chris Freear: Chief Executive Officer	20,000
Derek and Janice Walker	Derek Walker: Director	20,000
Derek Walker and Christopher Patrick Boyle (Non-beneficial)	Derek Walker: Director	10,000
Barrie Leay	Director	30,000
Vick Beck	Director	36,000
Keith McConnell and John McConnell	Keith McConnell: Director	25,000
Keith McConnell	Keith McConnell: Director	9,100

Directors remuneration of $99,000 was paid and expensed during the year (30 June 2006: $99,000). In addition one-off Director fees were paid to Derek Walker ($13,507) and Keith McConnell ($12,828) in relation to their efforts during the June 2007 public offer. These have been included as part of issue expenses in equity rather than expensed in the income statement.

During the year the following consultancy fees were paid to the Directors:

Derek Walker	$5,000
Keith McConnell	$5,312

15. Contingent assets and contingent liabilities

Carbon Credits

The Company, prior to entering the Te Rere Hau Joint Venture, entered into an emission reduction project agreement with the Crown in relation to the Te Rere Hau Wind Farm project. The Te Rere Hau Joint Venture is to have a 50 percent entitlement to any benefits arising from the agreement. This agreement details completion of minimum milestones and the generation of the following maximum emission reductions. This then invokes the entitlement to emission reduction units saleable on the open market.

The following table details maximum emission reduction unit entitlements as per the agreement with the Crown. Figures below are for the years to 30 June.

Year	Tonnes of carbon dioxide
2008	103,800
2009	103,800
2010	103,800
2011	103,800
2012	103,800

The Te Rere Hau Joint Venture Company is unlikely to achieve the entitled maximum emission reduction units in 2008 under the current build programme.

An international market for carbon credits is emerging and allows the trading of carbon credits between parties. There is no market for carbon credits within New Zealand at this stage, but the Company expects a market to develop over time. The current international market price of carbon credits ranges from NZ$10 to NZ$50 per tonne based on current information.The transfer of intangible assets to the Te Rere Hau Joint Venture has crystalised a capital value for carbon credits. This represents an entitlement to future income streams from carbon credits. Within the Te Rere Hau Joint Venture the wind farm has started generating electricity and when the abatement period begins from 1 January 2008, emmission reduction units, carbon credits and income are expected to be generated. The Directors have considered the carrying value of carbon credits and consider there is no impairment of the asset. Therefore the carrying value of the investment is represented by book value. The entitlement to carbon credits asset will be tested for impairment every year.

The consolidated financial statements do not recognise any carbon credit assets as the Company's 50 percent share is reversed on consolidation.

Resource Consent

As part of the resource consent process, the Company has entered into put option deeds with owners of land directly adjoining the wind farm site. These put options allow the land owners a period of time during which they have the option of selling their property to NZ Windfarms Limited. During the year, two of these options were exercised (see note 5). The total rateable value of the remaining property as at September 2007 was $360,000. NZ Windfarms Limited, if required to purchase this remaining property, would look to sell it immediately on the open market.

16. Capital Commitments

During the year ended 30 June 2007, the Te Rere Hau Joint Venture confirmed the purchase of 28 turbines from Windflow Technology Limited. The Company's remaining 50 percent share of capital payments owing as at 30 June 2007 was $7,425,250 (30 June 2006: 1,512,000).

The Te Rere Hau Joint Venture also enters construction contracts for electrical, roading and foundations for the construction of the wind farm. The Company's 50 percent share of capital commitments outstanding as at 30 June 2007 for these costs is $Nil (30 June 2006: $548,142).

During the year ended 30 June 2007, the Te Rere Hau Joint Venture confirmed construction of a power line connection to the main Grid. The Company's outstanding 50 percent share of capital payment owing as at 30 June 2007 is $2,105,450
(30 June 2006: $ Nil).

17. Operating Leases

The Group's minimum operating lease payments are as follows:

	GROUP 2007 NZ$	GROUP 2006 NZ$
Lease payments expensed during the year	56,170	12,483
Lease commitments:		
Within 1 year	3,331	8,985
1 to 5 years	162,480	128,899
More than 5 years	1,022,690	3,243,242

The operation of a wind farm by the Joint Venture on land at Te Rere Hau is governed by a Wind Rights Agreement. This agreement provides for an easement to be granted to allow the establishment of a wind turbine generating facility. In exchange for easement access, a royalty is payable based on gross revenue from the wind farm. The wind right agreement is for a maximum period of 75 years. The maximum life of royalty payments is 25 years for this note disclosure.

The Company leases office premises under an operating leases. The lease runs for a period of three years with an option to renew the lease after that date for another three years. Lease payments are reviewed every two years to reflect market rentals.

18. Investments

	GROUP		COMPANY	
	2007 NZ$	2006 NZ$	2007 NZ$	2006 NZ$
Investments in unlisted companies	[illegible]	-	5,000	-
Total Investments	5,000	-	5,000	-

Investments in unlisted companies are stated at cost because fair value cannot be reliably measured. In all cases the shareholdings are stable, so there are no trades for which a value has been struck. In most cases there are pre-emptive rights or other restrictions on dealing in the shares. The directors believe the fair value of the unlisted shares is equal to cost.

19. Investments in subsidiaries

	Percent Held		Balance Date	Incorporated in
	12 Months 30 June 2007	12 Months 30 June 2006		
Significant subsidiaries				
NZWL - TRH Limited	100%	0%	30 June	New Zealand

NZWL-TRH Limited is a 100% direct subsidiary of the Company. NZWL - TRH Limited holds the Company's 50 percent interest in the Te Rere Hau wind farm Joint Venture.

20. Prospective financial information

The combined investment statement and prospectus issued 9 May 2007 for NZ Windfarms' public offer contained two years' prospective financial figures to 30 June 2007 and 2008. This prospectus supersedes the initial investment statement and prospectus issued 18 October 2005. The following information is a comparison of the prospective financial statements of NZ Windfarms Limited from the 2007 prospectus for the year ended 30 June 2007, with the actual result for the same period.

Income Statement

	GROUP	
	ACTUAL 2007 NZ$'000	PROJECTION 2006 NZ$'000
Electricity sales	78	103
Other income	240	240
Total income	**318**	**343**
Audit fees	[illegible]	12
Directors fees	[illegible]	117
Employment expenses	[illegible]	337
Lease and rental expenses	56	57
Other operating expenses	[illegible]	566
Operating expenses (excluding depreciation and intangible impairment)	**[illegible]**	**1,089**
Earnings before interest, tax, depreciation and intangible impairment	[illegible]	(746)
Amortisation of intangible assets	[illegible]	8
Depreciation	[illegible]	70
Earnings before interest and tax	**[illegible]**	**(824)**
Interest income	[illegible]	390
Interest expense	[illegible]	(66)
Gain on transfer of assets to JV	1,081	1,081
Loss on sale of property for resale	(214)	-
Loss on recognition of property for resale at fair value	(76)	(43)
Result for year	**[illegible]**	**538**
Tax expense.	112	104
Net result for the year	**352**	**434**

Statement of Cash Flows

	GROUP	
	ACTUAL 2007 NZ$'000	PROJECTION 2006 NZ$'000
Operating activities		
Cash was received from:		
Trading revenue	290	404
Sundry income	11	-
Interest received	270	396
	571	800
Cash was applied to:		
Interest paid	26	48
RWT paid	64	6
Payments to suppliers and employees	910	1,029
	1,000	1,083
Net cash inflow (outflow) from operating activities	(429)	(283)
Investing activities		
Cash was provided from:		
Sale of fixed assets	2,332	2,643
Sale of assets held for resale	507	674
Sale of intangible assets	205	-
	3,044	3,117
Cash was applied to:		
Purchase of fixed assets	5,844	7,503
Purchase of assets held for resale	1,148	-
	6,992	7,503
Net cash inflow (outflow) from investing activities	(3,948)	(4,386)
Financing activities		
Cash was provided from:		
Issue of shares	78,739	78,738
Half share of capital contributions to JV	1,500	1,493
	80,239	80,231
Cash was applied to:		
Issue costs of equity	[illegible]	5,262
Purchase of investments	4	5
Advance to Windflow Technology	912	869
	6,149	6,136
Net cash inflow (outflow) from financing activities	74,089	74,095
Net increase/(decrease) in cash and cash equivalents	69,712	69,426
Cash and cash equivalents, beginning of year	1,964	1,964
Cash and cash equivalents, end of year	71,678	71,390
Cash and cash equivalents		
Term deposit	68,595	71,390
Bank account	3,083	-
Ending cash and cash equivalents carried forward	71,678	71,390

Balance Sheet

	GROUP	
	ACTUAL 2007 NZ$'000	PROJECTION 2006 NZ$'000
Assets		
Non-current		
Property, plant and equipment	3,442	6,436
Turbine progress payments	3,218	-
Intangible assets	292	292
Capital work in progress	524	
Investments	5	5
Deferred tax		-
	7,481	6,733
Current		
Cash and cash equivalents	71,676	71,390
Income tax refund	30	33
Land held for resale	956	-
Trade and other receivables	694	143
	73,356	71,566
Total assets	**80,837**	**78,299**
Equity		
Equity attributable to shareholders		
Share capital	[illegible]	78,004
Retained earnings	(163)	(82)
Total equity	**77,701**	**77,922**
Liabilities		
Non-current		
Deferred tax	[illegible]	90
	[illegible]	90
Current		
Trade and other payables	[illegible]	106
Retentions	[illegible]	181
	[illegible]	**287**
Total liabilities	[illegible]	**377**
Total equity and liabilities	**80,837**	**78,299**

The major variances between the prospective financial information and actual figures are as follows:

Income Statement

During the year to 30 June 2007 two neighbouring land owners who held put options exercised their option to sell their properties to the Company. An impairment loss was recognised in the interim financial statements to 31 December 2007 and the prospectus, based on information known at that time, of $43,000 but the actual loss was $214,000 for the one property sold. As at 30 June 2007 there was one further property held for resale for which an impairment loss of $79,000 has been recognised in the financial year, this was not included in the prospective financial information as it was not anticipated it would be exercised.

For interest income the prospectus assumed interest to be earned for a shorter period than actual.

Balance Sheet

The prospective balance sheet did not separate turbine progress payments or capital work in progress and included these as part of property, plant and equipment. The prospectus did not recognise the turbine progess payment on 14 turbines until the 2008 income year whereas the batch confirmation for 14 turbine was completed and recognised prior to 30 June 2007. The fixed asset cost has also increased correspondingly.

Properties held for resale resulting from neighbouring land owners exercising their put options was not included in the prospective financial information as it was not anticipated these would be exercised.

Actual trade and other receivables includes GST on the turbine deposit and accrued interest. The GST on the turbines was included in the prospective financial information during the 2008 income year.

Actual trade and other payables represent the half share of the deposit for 14 turbines for the Te Rere Hau project plus capital raising costs not yet paid. The projections had assumed capital raising costs were paid prior to balance date and the deposit on turbines was paid during the 2008 income year.

The prospective financial information to 30 June 2007 also included within the Joint Venture a provision for $630,000 for legal claims in relation to construction costs. The matter has now been resolved and the outcome included in the actual financial statement is less than the provisioning.

21. Risk management objectives and policies

The Company is exposed to a variety of financial, operating and investing risks. Key risks that affect the Company include:

Supply of Turbines

The Joint Venture has negotiated the Turbine Purchase Agreement with Windflow Technology Limited for the supply of 97 wind turbines on a batch by batch basis. This is the first production run of these turbines, therefore there is a risk of equipment failure, especially with the initial units. The Turbine Purchase Agreement has well defined performance requirements and in the event the Windflow 500 performance is such there is a material breach of the Agreement, the Joint Venture has the right to cancel the agreement and choose alternative suppliers thus ensuring its planned development programme continues.

Achieving Good Prices for the Sale of Electricity

The Company intends to sell its share electricity on the wholesale market. As the current demand for electricity in New Zealand is increasing faster than supply, it is likely that the electricity offered for sale by the Company will be purchased. There is uncertainty about the returns that can be achieved from the sale of electicity based on the wholesale electricity spot price.

Carbon Credits

The Joint Venture and therefore the Group is entitled to receive emission reduction units if the Joint Venture achieves minimum contracted emission reduction targets. The Joint Venture plans to trade its right to receive these emission reduction units in return for cash. The announcement by the NZ Government to withdraw from the proposed carbon tax does not affect the Company's existing contract for emmission reduction units.

Financial Risk Management

In the normal course of business the Company is exposed to a variety of financial risks including credit risk, liquidity risk and cash flow interest rate risk. The company has implemented a treasury policy that has been approved by the Board of Directors to manage liquidity and interest rate risk. This policy documents specific areas such as cash flow forecasting, investment policy, repricing risk, credit risk, foreign exchange risk, use of derivative financial instruments, and the investment of excess liquidity.

Credit risk

Credit risk refers to the risk a counterparty will default on its contractual obligations resulting in financial loss to the group. The group is exposed to credit risk in the normal course of business arising from trade receivables. The group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate as a means of mitigating the risk of financial loss from defaults. The company monitors its exposure and the credit rating of its counterparties.

The company does not have any significant risk exposure to any single counterparty. Term deposit investments are placed with a number of registered banks to spread financial risk.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through credit facilities and spreading term deposit investment maturities. Liquidity risk is monitored by continuously forecasting actual cash flows and matching the maturity profiles of financial assets and liabilities.

Interest rate risk

The Company's income and operating cash flows are affected by changes in market interest rates. The Company is primarily exposed to interest rate risk as a result of placing surplus cash received from its recent capital raising and placing funds on a range of term deposits ranging from on call through to 365 days. The Company has placed funds on long term investment to maximise returns.

22. Events Subsequent to Balance Date

Persuant to the prospectus dated 6 June 2007, the directors have been granted individually 100,000 share options during August 2007. In addition 250,000 options are to be granted to the Chief Executive Officer during August 2007.

On the 27 July 2007 settlement was received for a property held for resale. At balance date the property was recognised at fair value, taking into consideration the sale price of the property.

Except where stated, these events have not been reflected in the financial statements.

Goldsmith Fox PKF
Chartered Accountants

PKF

We have audited the financial report on pages 17 to 37. The financial report provides information about the past financial performance and financial position of the company and group as at 30 June 2007. This information is stated in accordance with the accounting policies set out on pages 21 to 23.

Directors' Responsibilities

The Board of Directors is responsible for the preparation of a financial report which gives a true and fair view of the financial position of the company and group as at 30 June 2007 and the results of operations and cash flows for the year ended on that date.

Auditor's Responsibilities

It is our responsibility to express an independent opinion on the financial report presented by the directors.

Basis of Opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial report. It also includes assessing:

- the significant estimates and judgements made by the directors in the preparation of the financial report; and
- whether the accounting policies are appropriate to the company and group circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial report is free from material misreport, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Other than in our capacity as auditor we have no relationship with, or interests in, the company or its subsidiary.

Unqualified Opinion

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records; and
- the financial statements on pages 17 to 37:
  - comply with generally accepted accounting practice in New Zealand;
  - comply with International Financial Reporting Standards; and
  - gives a true and fair view of the financial position of the company and group as at 30 June 2007 and the results of operations and cash flows for the year ended on that date.

Our audit report was completed on 23 August 2007 and our unqualified opinion is expressed as at that date.

Goldsmith Fox PKF

Christchurch
New Zealand

Directory

Directors
Derek Neil Walker of Palmerston North (Chairman)
Vicki Susan Buck of Christchurch
Juliet Mary Broad McKee of Wellington
Peter Barrie Day of Nelson
Keith James McConnell of Auckland

Staff
Chris Freear
B.E. (Mech) B.Sc (Msc), Chief Executive Officer

Andrew McCarthy
B.E. (Hons) (First Class) (Environmental) M.B.A. (Distinction), Projects Manager

Aukje van Polanen
BSc (Hons) (First Class), Consents Manager

Nihal Lawrence
ANZIM, CIMA – UK (Stages I–IV) FPFA Sri Lankan Division,
Fellow for the Institute of Public Finance & Development Accountancy, Accountant

Liz Edwards, Office Manager/PA

Solicitors
Anthony Harper Lawyers
47 Cathedral Square
Christchurch

Accounting Consultants
Grant Thornton (Christchurch) Limited
47 Cathedral Square
Christchurch

Auditor
Goldsmith Fox PKF
250 Oxford Terrace
Christchurch

Share Registry
Link Market Services Limited
138 Tancred St
Ashburton

Bankers
ANZ National Bank Limited
Level 2 cnr. Colombo and Hereford Sts
Christchurch

Insurance Brokers
Marsh Limited
Level [illegible], [illegible] Cambridge Terrace
Christchurch

END